UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form N-8F
    Application for Deregistration of Certain Registered Investment Companies

I.    General Identifying Information

1. Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

      [X]   Merger

      [ ]   Liquidation

      [ ]   Abandonment of Registration

            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]   Election of status as a Business Development Company (Note:
            Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: Credit Suisse Global Health Sciences Fund, Inc.

3.    Securities and Exchange Commission File No.: 333-15419, 811-07901

4.    Is this an initial Form N-8F or an amendment to previously filed Form
      N-8F?

      [X]   Initial Application           [  ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

      466 Lexington Avenue, New York, NY 10017

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Kambo F. Mwangi, Esq.
      Willkie Farr & Gallagher LLP
      787 Seventh Avenue
      New York, New York 10019-6099
      (212) 728-8715

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      Hal Liebes, Esq.
      Credit Suisse Asset Management, LLC
      466 Lexington Avenue
      New York, New York 10017
      (212) 875-3779

      Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [X]   Management Company;

      [ ]   Unit investment trust; or

      [ ]   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X]   Open-end          [ ]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

      Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Credit Suisse Asset Management, LLC (and its predecessor)
      466 Lexington Avenue
      New York, New York 10017

      Credit Suisse Asset Management Limited (CSAM U.K.)
      Beaufort House, 15 St. Botolph Street
      London  EC3A 7JJ
      England

      Credit Suisse Asset Management Limited (CSAM Japan)
      3-1 Toranomon 4-chome
      Minato-ku, Tokyo
      Japan

      Credit Suisse Asset Management (Australia) Limited (CSAM Australia) Level 32, Gateway Building
      1 Macquarie Place
      Sydney NSW 2000

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      Credit Suisse Asset Management Securities, Inc. (and its predecessor) 466 Lexington Avenue
      New York, New York 10017

      Provident Distributors, Inc.
      Four Falls Corporate Center
      West Conshohocken, PA 19428-2961

13.   If the fund is a unit investment trust ("UIT") provide: N/A

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [ ]   Yes   [X]   No

      If Yes, for each UIT state:
            Name(s):

            File No.: 811-______

            Business Address:

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]   Yes   [ ]   No

            If Yes, state the date on which board vote took place: December 12, 2002

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]   Yes   [  ]  No

            If Yes, state the date on which the shareholder vote took place:
            September 11, 2003

            If No, explain:

II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [X]   Yes   [ ]   No

      (a)   If Yes, list the date(s) on which the fund made those distributions:
            September 26, 2003

      (b)   Were the distributions made on the basis of net assets?

            [X]   Yes   [ ]   No

      (c)   Were the distributions made pro rata based on share ownership?

            [X]   Yes   [ ]   No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

            Each shareholder of each class of shares of Credit Suisse Global Health Sciences Fund, Inc. (the "Fund") received that number of full and fractional Class A shares of Credit Suisse Global Post-Venture Capital Fund, Inc. (the "Acquiring Fund"), having an aggregate net asset value equal to the aggregate value of such shareholder's shares of the Fund immediately prior to the asset transfer. The value of each fund's assets was computed as of the close of regular trading on The New York Stock Exchange on September 26, 2003. The exchange ratio was 1 Fund Common Class share to 1.1617 Acquiring Fund Class A shares and 1 Fund Class A share to 1.1617 Acquiring Fund Class A shares.

      (e)   Liquidations only:

            Were any distributions to shareholders made in kind?

            [ ]   Yes   [ X ] No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only: Has the fund issued senior securities?

      [ ]   Yes   [ ]   No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X]   Yes   [ ]   No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [ ]   Yes   [X]   No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [ ]   Yes   [X]   No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

            [ ]   Yes   [ ]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [ ]   Yes   [X]   No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)     Legal expenses:                                   $75,000

            (ii)    Accounting expenses:                              $30,000

            (iii)   Other expenses (list and identify separately):    $45,000

                                   Printing                 $15,000

                                   Proxy Solicitation       $20,000

                                   Mailing                  $10,000

            (iv)    Total expenses (sum of lines (i)-(iii) above):    $150,000

      (b)   How were those expenses allocated?

            The total expenses were borne by the investment adviser and/or its affiliates. No brokerage commissions were incurred in connection with the asset transfer. No expenses were allocated to the Fund or its shareholders.

      (c)   Who paid those expenses?

            All expenses were borne by the investment adviser and/or its affiliates.

      (d)   How did the fund pay for unamortized expenses (if any)?

            To the extent of any unamortized expenses, the investment adviser and/or its affiliates reimbursed the Fund for such amounts.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [ ]   Yes   [X]   No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

      [ ]   Yes   [X]   No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ]   Yes   [X]   No

      If Yes, describe the nature and extent of those activities:

VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger: Credit Suisse
            Global Post-Venture Capital Fund, Inc.

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811-7715

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

            The form of Agreement and Plan of Reorganization was initially filed on Form N-14 (Securities Act File No. 333-103577) on April 11, 2003.

      (d) If the merger or reorganization agreement had not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Credit Suisse Global Health Sciences Fund, Inc., (ii) he is the Vice President of Credit Suisse Global Health Sciences Fund, Inc. and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.





                                  /s/Hal Liebes
                                  -------------
                                  Hal Liebes